UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number 001-38209

DESPEGAR.COM, CORP.
(Exact name of registrant as specified in its charter)

British Virgin Islands
(Jurisdiction of incorporation or organization)

Juana Manso 999
Ciudad Autónoma de Buenos Aires, Argentina C1107CBR
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Despegar.com Announces 1Q22 Financial Results

Gross Bookings up 118% YoY, reaching 69% of pre-pandemic levels

Adjusted EBITDA of $12.3 million, excluding Koin, the second consecutive positive quarter

BRITISH VIRGIN ISLANDS--(BUSINESS WIRE)--May 19, 2022--Despegar.com, Corp. (NYSE: DESP), (“Despegar” or the “Company”), the leading online travel company in Latin America, today announced unaudited financial results for the three-months ended March 31, 2022 (“1Q22”). Financial results are expressed in U.S. dollars and are presented in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Financial results are preliminary and subject to year-end audit and adjustment.

Financial and Operating Highlights
(For definitions, see page 12)

  Gross Bookings of $803.9 million, up 118% YoY and at 69% of 1Q19 levels. Due to the spread of Omicron variant and seasonality in LatAm, Gross Bookings were slower in January, but recovered by 40% in March, when Omicron cases subsided.
  Transactions increased 59% YoY, reaching 74% of 1Q19 volume.
  Room nights increased 65% YoY to 57% of 1Q19 level.
  Mobile represented 43% of Transactions in 1Q22, down 685 basis points (“bps”)YoY and up 271 bps compared to 1Q19.
  Revenues increased 117% YoY to $112.4 million, reaching 84% of 1Q19 levels.
  Adjusted EBITDA was $6.8 million, the second consecutive positive quarter, up from -$20 million a year ago.
  Adjusted EBITDA, excluding Koin, of $12.3 million, only 19% below 1Q19 and with Gross Bookings at 69% of 1Q19 level.
  Generated $29.2 million in cash from operating activities, compared with a use of cash of $7.2 million in 1Q21 and $6.0 million in 1Q19.
  Loyalty Program reached 3.2 million members in 1Q22.
  Koin’s TPV (Total Purchase Volume) grew 5x YoY.
  On January 13, 2022, the Company agreed to acquire a 51% ownership stake in Stays, Brazil’s leading vacation rental channel manager, for a total price of approximately $3.1 million

Subsequent Events

  On May 5, 2022, Despegar announced an agreement to acquire 100% ownership of Brazil-based online travel agent Viajanet.
  On May 4, 2022, Koin entered a strategic partnership with Movii, one of Colombia’s leading fintechs, to expand BNPL solutions in the country.

1 The Company has chosen to include comparisons against 1Q19, a pre-pandemic period, in this press release as a means for the investment community to compare 1Q22 results to a period not affected by the COVID-19 pandemic.

Message from the CEO

Commenting on the Company’s performance, Damian Scokin, CEO said:

“We continue to identify opportunities to consolidate Latin America’s highly fragmented travel market. The recently announced acquisition of Brazil’s Viajanet, an online travel platform focused on the country’s air segment, will give us an opportunity to sell Despegar’s complementary higher-margin non-air products to its large customer base. Additionally, we intend to drive other synergies by powering this latest acquisition with Despegar’s sophisticated technology platform. Acquiring Viajanet adds a new brand to our portfolio as well as a talented local tech development team.

We are also advancing the integration of vacation rental channel manager Stays, which we expect to close by quarter-end. In the meantime, we continue to add inventory to our vacation rental offering.

We are expanding Koin’s geographic reach beyond Brazil through a strategic partnership with Movii, Colombia’s largest digital wallet. By combining forces, Koin will offer its Buy Now Pay Later solutions to Movii’s four million customers, which will not only greatly increase our addressable market, but help Despegar capture more of the country’s large OTA market.

Looking at our first quarter results, we delivered $12.3 million of Adjusted EBITDA in our touristic business (excluding Koin), demonstrating the substantial earnings power we have built into the Company over the last two years. Moreover, profitability increased even though travel demand was dampened by the Omicron variant, the impact of which was mostly limited to January and February. March Gross Bookings rose over 40% compared to January, when the variant peaked.

Despegar’s greater operating leverage is reflected in our Gross Profit Margin, which expanded 697 basis points sequentially to 66% in the quarter. Margin was slightly higher than that in 1Q19 and was achieved despite Gross Bookings recovering to only 69% of their pre-pandemic level.

With Omicron behind us and travel restrictions practically eliminated, we expect demand to continue recovering, based on the prevailing trends we have observed in April and early May. We are even more encouraged by the substantial opportunity that a resumption in international travel presents, given Despegar’s regional leadership.”

Operating and Financial Metrics Highlights
(In millions, except as noted)
	1Q22	1Q21	% Chg	1Q19	% Chg
Operating metrics
Number of transactions	1.955	1.228	59%	2.652	(26%)
Gross bookings	$803.9	$369.2	118%	$1,157.5	(31%)
Financial metrics
Revenues	$112.4	$51.9	117%	$133.1	(16%)
Net income (loss)	($30.9)	($37.6)	n.m.	$1.9	n.m.
Net income (loss) attributable to Despegar.com, Corp	($30.9)	($37.4)	n.m.	$1.9	n.m.
Adjusted EBITDA	$6.8	($20.0)	n.m.	$15.2	(55%)
EPS Basic [2]	($0.45)	($0.55)	n.m.	$0.03	n.m.
EPS Diluted [2]	($0.45)	($0.55)	n.m.	$0.03	n.m.

Extraordinary Charges
Adjusted EBITDA	$6.8	($20.0)	n.m.	$15.2	n.m.
Extraordinary cancellations due to COVID-19	2.0	(4.255)	n.m.	-	n.m.
Extraordinary restructuring and integration charges	(1.8)	(1.617)	n.m.	(2.2)	n.m.
Bad Debt due to exposure to Airlines in Chapter 11	(0.2)	-	n.m.	-	n.m.
Adjusted EBITDA (Excl. Extraordinary Charges)	$6.8	($14.2)	n.m.	$17.4	n.m.
Average Shares Oustanding - Basic (1)	84,140	81,175	4%	69,294	21%
Average Shares Oustanding - Diluted (1)	84,140	81,175	4%	70,377	20%
EPS Basic (Excl. Extraordinary Charges) (2)	(0.45)	(0.47)	n.m.	0.03	n.m.
EPS Diluted (Excl. Extraordinary Charges) (2)	(0.45)	(0.47)	n.m.	0.03	n.m.
(1) In thousands
(2) Round numbers
n.m.: Not Meaningful

Business Update on COVID-19

1Q22 Mobility Requirements

By March and April, an encouraging reduction of travel restrictions was observed throughout the region. The easing of restrictions included optional mask use in several geographies and mass gatherings being permitted, such as Carnival in Brazil.

Unlike prior Covid outbreaks, Omicron’s impact was mostly limited to January and February. By March, most restrictions started to diminish:

In Brazil, toward the end of the first quarter, large cities such as Rio de Janeiro and Sao Paulo made the use of protective face masks optional.

In Mexico, the governments of Quintana Roo and Estado de Mexico lifted restrictions in March.

In Argentina, travel restrictions throughout the quarter were minimal.

Restrictions implemented to contain Omicron in Chile’s metropolitan areas were lifted in early March.

In February, emergency measures were implemented in Colombia due to the spread of Omicron, which remained in effect until March.

Overview of First Quarter 2022 Results

Key Operating Metrics
(In millions, except as noted)
	1Q22		1Q21		% Chg	FX Neutral % Chg	1Q19		% Chg
	$	% of total	$	% of total			$	% of total
Gross Bookings	$803.9		$369.2		118%	127%	$1,157.5		(31%)
Average selling price (ASP) (in $)	$411		$301		37%	43%	$436		(6%)
Number of Transactions by Segment & Total
Air	1.0	52%	0.7	53%	55%		1.5	57%	(33%)
Packages, Hotels & Other Travel Products	0.9	48%	0.6	47%	64%		1.1	43%	(17%)
Total Number of Transactions	2.0	100%	1.2	100%	59%		2.7	100%	(26%)

On a year-over-year (“YoY”) basis, transactions rose 59% and were 26% below 1Q19 levels, mainly reflecting the impact of Omicron on travel demand and seasonality of travel in the region. Transactions decreased 16% QoQ to 2.0 million in 1Q22.

Gross Bookings increased 118% on a YoY basis and were 31% lower than 1Q19 levels.

Domestic Gross Bookings increased 56% YoY and exceeded 1Q19 levels by 7%, and International Gross Bookings increased 257% YoY, reaching 49% of 1Q19 levels. Despite the recovery of Latin America’s domestic market, international travel demand was affected by the global spread of Omicron during the quarter.

ASPs rose 37% YoY to $411, mainly reflecting rising travel demand, particularly for international trips, as well as higher fuel prices that increased airfares. However, ASPs declined 6% compared to 1Q19 levels. On an FX neutral basis, ASPs increased 43% YoY.

Geographic Breakdown

Geographic Breakdown of Select Operating and Financial Metrics
(In millions, except as noted)
1Q22 vs. 1Q21 - As Reported

	Brazil	Mexico	Rest of Latam	Total
	% Chg.	% Chg.	% Chg.	% Chg.
Transactions ('000)	41%	10%	120%	59%
Gross Bookings	137%	41%	171%	118%
ASP ($)	68%	28%	23%	37%
Revenues				117%
Gross Profit				234%
1Q22 vs. 1Q21 - FX Neutral Basis

	Brazil	Mexico	Rest of Latam	Total
	% Chg.	% Chg.	% Chg.	% Chg.
Gross Bookings	125%	42%	204%	127%
ASP ($)	60%	29%	38%	43%
Revenues				127%
Gross Profit				253%

Brazil accounted for 32% of total Transactions in 1Q22, which represented a 34% increase on a YoY basis, but 40% below 1Q19 levels.

Gross Bookings grew 135% YoY and were 48% lower when compared to 1Q19. ASPs increased 75% YoY and were 13% below 1Q19 levels.

Mexico represented 20% of 1Q22 Transactions. Transactions and Gross Bookings in Mexico increased YoY by 10% and 42%, respectively. Compared to 1Q19, Transactions increased 5% while Gross Bookings rose 25%, reflecting the contribution of Best Day, which was acquired in October 2020. ASPs increased 21% YoY and 19% when compared to 1Q19.

Across the rest of Latin America, Transactions and Gross Bookings, on a YoY basis, rose 122% and 173%, respectively, but were 25% and 30% lower when compared to 1Q19. ASPs increased 23% YoY, but declined 8% versus 1Q19.

Revenue

Revenue Breakdown

	1Q22		1Q21		% Chg	1Q19		% Chg
	$	% of total	$	% of total		$	% of total
Revenue by business segment (in $Ms) (Excluding Cancellations)
Air	$43.7	39%	$16.7	32%	162%	$49.7	37%	(12%)
Packages, Hotels & Other Travel Products	$67.7	60%	$35.2	68%	92%	$83.4	63%	(19%)
Unallocated	$1.1	1%	–	n.m	n.m	–	n.m.	n.m
Total Revenue	$112.4	100%	$51.9	100%	117%	$133.1	100%	(16%)

Total revenue margin	14.0%		14.0%		(6) bps	11.5%		+248 bps
Extraordinary Charges
Extraordinary Cancellations due to COVID-19	$2.0	–	($4.3)	–	n.m.	–	–	n.m.
Total Revenue (Excluding Extraordinary Charges)	$110.5		$56.1		97%	$133.1		(17%)

Total revenue margin (Excluding Extraordinary Charges)	13.7%		15.2%		(146) bps	11.5%		+224 bps

On a YoY basis, Revenues rose 117% to $112.4 million. Excluding extraordinary cancellations, Revenues would have increased 97% to $110.5 million.

Revenue Margin remained unchanged on a YoY basis at 14.0% and decreased 126 bps when excluding extraordinary cancellations.

Compared to 1Q19, Revenues decreased 16%, due to a 31% decrease in Gross Bookings during the period, while industry air passenger traffic in the region contracted 34%. The revenue decline was partially offset by a higher Revenue Margin. Excluding extraordinary cancellations, revenues would have reached 83% of 1Q19 levels.

Revenue Margin in 1Q22 increased 248 bps when compared to 1Q19, reaching 14.0%, driven by higher up-front incentives and customer fees as a percentage of Gross Bookings. Excluding extraordinary cancellations, Revenue Margin would have expanded 224 bps to 13.7%, from 11.5% in 1Q19.

Cost of Revenue and Gross Profit

Cost of Revenue and Gross Profit
(In millions, except as noted)
	1Q22	1Q21	% Chg	1Q19	% Chg
Revenue	$112.4	$51.9	117%	$133.1	(16%)
Revenue Margin	14.0%	14.0%	(6) bps	11.5%	+248 bps
Cost of Revenue	$38.1	$29.6	29%	$45.2	(16%)
Cost of Revenue as a % of GB	4.7%	8.0%	(329) bps	3.9%	+83 bps
Gross Profit	$74.4	$22.2	234%	$87.9	(15%)
Gross Profit as a % of GB	9.2%	6.0%	+323 bps	7.6%	+166 bps

Extraordinary Charges
Total Revenue	$112.4	$51.9		$133.1
Extraordinary Cancellations due to COVID-19	$2.0	($4.3)	n.m.	-	n.m.
Total Revenue (Excl. Extraordinary Charges)	$110.5	$56.1	97%	$133.1	(17%)
Revenue (Excl. Extraordinary Charges) as a % of GB	13.7%	15.2%	(146) bps	11.5%	+224 bps
Total Cost of Revenue	$38.1	$29.6		$45.2
Extraordinary restructuring and integration charges	($0.6)	(0.1)	n.m.	-	n.m.
Total Cost of Revenue (Excl. Extraordinary Charges)	$37.4	$29.5	27%	$45.2	(17%)
Cost of Revenue (Excl. Extraordinary Charges) as a % of GB	4.7%	8.0%	(334) bps	3.9%	+75 bps
Gross Profit / (Loss) (Excl. Extraordinary Charges)	$73.0	$26.6	175%	$87.9	(17%)
Gross Profit / (Loss) (Excl. Extraordinary Charges) as a % of GB	9.1%	7.2%	+188 bps	7.6%	+149 bps

Cost of Revenue is mainly comprised of credit card processing fees, bank fees related to customer financing installment plans, and fulfillment center expenses.

On a YoY basis, Cost of Revenue increased 29% due to higher volumes, but decreased 329 bps as a percentage of Gross Bookings, reflecting mostly the operating leverage of the business and customer care demand returning to lower pre-pandemic levels.

Gross Profit increased 234% to $74.4 million, from $22.2 million in 1Q21. Excluding Extraordinary Charges, Gross Profit would have increased 172% to $72.4 million from $26.6 million in 1Q21.

Compared to 1Q19, Cost of Revenue declined 16%, due to lower Transaction volume and cost of installments as a percentage of Gross Bookings. These favorable trends were partially offset by increased fulfillment center costs. Cost of Revenue as a percentage of Gross Bookings was still above 2019 levels, mainly reflecting a higher cost to serve customers, due to abnormal levels of cancellations, which are expected to normalize during the remainder of the year. As reported, Gross Profit declined 15% during this period and 18% when excluding Extraordinary Charges.

Operating Expenses

Operating Expenses
(In millions, except as noted)
	1Q22	1Q21	% Chg	1Q19	% Chg
Selling and marketing	$30.5	$15.4	98%	$40.9	(25%)
S&M as a % of GB	3.8%	4.2%	(37) bps	3.5%	+26 bps
General and administrative	$28.0	$20.6	36%	$20.6	36%
G&A as a % of GB	3.5%	5.6%	(210) bps	1.8%	+170 bps
Technology and product development	$20.7	$17.5	19%	$18.7	11%
T&C as a % of GB	2.6%	4.7%	(215) bps	1.6%	+96 bps
Impairment of long-lived assets	–	$5.1	n.m.	–	n.m.
Total operating expenses	$79.3	$58.6	35%	$80.3	(1%)
Operating Expenses as a % of GB	9.9%	15.9%	(601) bps	6.9%	+292 bps

Extraordinary Charges
Total Operating Expenses	$79.3	$58.6	35%	$80.3	(1%)
Extraordinary restructuring and integration charges	(1.2)	(1.6)	n.m.	-	n.m.
Bad Debt due to exposure to Airlines in Chapter 11	(0.2)	-	n.m.	-	n.m.
Total operating expenses (Excl. Extraordinary Charges)	$77.9	$57.0	37%	$80.3	(3%)
Operating expenses (Excl. Extraordinary Charges) as a % of GB	9.7%	15.4%	(573) bps	6.9%	+276 bps

2019 Figures do not include the contribution from Viajes Falabella, Best Day and Koin

On a YoY basis, Operating Expenses rose 35% to $79.3 million, mainly due to a 98% increase in Selling and Marketing (S&M) spend in response to higher travel demand during the period. Excluding Extraordinary Charges in both quarters, Operating Expenses would have increased 37%.

Structural Costs, which consider Best Day expenses in both 1Q22 and 1Q21 increased 25% to $50.6 million, mainly due to inflation in Argentina which accelerated in relation to FX depreciation in this country. This effect was partially offset by a reduction in headcount.

[1]	See definition on page 13

Selling and Marketing (“S&M”) expenses rose 98% YoY to $30.5 million on an absolute basis and decreased 37 bps as a percentage of Gross Bookings. The increase in absolute terms mainly reflects investments in direct marketing, which are consistent with market growth, particularly in regions with higher recovery levels.

General and Administrative (“G&A”) expenses increased 21% YoY to $22.8 million when adjusting for Extraordinary Charges in both 1Q22 and 1Q21 and for $3.1 million in Koin related expenses. This increase was mainly due to dollar inflation, particularly in relation to wages, provisions in connection with contingencies and bad debt, and outsourced services related to strategic initiatives.

Technology and Product Development expenses totaled $20.7 million, increasing 19% YoY. Excluding Extraordinary Charges and the impact of Koin, Technology and Product Development costs would have increased 15% YoY in connection with salary increases.

Financial Income/Expense

For 1Q22, Despegar reported a net financial loss of $7.0 million, compared to a net financial loss of $1.3 million in 1Q21. The higher loss was mainly due to costs associated with the factoring of receivables in Brazil and to FX losses. The FX losses were partially offset by hedging activities conducted by the Company and by interest gains.

Income Taxes

The Company reported an income tax expense of $20.4 million in 1Q22, compared to $0.3 million in 1Q21. The effective tax rate in 1Q22 was 196%, compared to 1% in 1Q21.

The variation in the effective tax rate was mainly due to: i) a change in Valuation Allowances in Brazil, Argentina, Mexico and US related to updated recoverability analyses for future years: ii) provisions due to uncertain tax positions and contingencies; and iii) a change in deferred taxes in Brazil due to an income tax rate reduction.

Adjusted EBITDA

Adjusted EBITDA Reconciliation
(In millions, except as noted)
	1Q22	1Q21	% Chg	1Q19	% Chg
Net income/ (loss)	($30.9)	($37.6)	(18%)	$1.9	n.m.
Add (deduct):
Financial expense, net	$7.0	$1.3	437%	$5.2	35%
Income tax expense	$19.1	$0.3	6439%	$0.5	3886%
Depreciation expense	$1.7	$1.6	7%	$1.4	20%
Amortization of intangible assets	$6.6	$7.1	(7%)	$3.2	106%
Share-based compensation expense	$3.3	$2.1	55%	$3.0	11%
Impairment of long-lived assets	–	$5.1	n.m.	–	n.m.
Restructuring charges	–	$0.0	n.m.	–	n.m.
Acquisition transaction costs	–	–	n.m.	–	n.m.
Adjusted EBITDA	$6.8	($20.0)	n.m.	$15.2	n.m.

Extraordinary Charges
Adjusted EBITDA	$6.8	($20.0)		$15.2
Extraordinary cancellations due to COVID-19	2.0	(4.3)	n.m.	-	n.m.
Extraordinary restructuring and integration charges	(1.8)	(1.6)	n.m.	(2.2)	n.m.
Bad Debt due to exposure to Airlines in Chapter 11	(0.2)	-	n.m.	-	n.m.
Adjusted EBITDA (Excl. Extraordinary Charges)	$6.8	($14.2)	n.m.	$17.4	n.m.

As reported Adjusted EBITDA was $6.8 million and compares with a loss of $20.0 million in 1Q21. Adjusted EBITDA, excluding Koin, totaled $12.3 million in 1Q22, despite Gross Bookings reaching only 69% of 1Q19, when comparable Adjusted EBITDA was $15.2 million.

Balance Sheet and Cash Flow

The majority of Despegar’s cash balance is held in U.S. dollars in the United States and United Kingdom. Foreign currency exposure is minimized by managing natural hedges, netting the Company’s current assets and current liabilities in similarly denominated foreign currencies, and by managing short term loans and investments for hedging purposes.

In 1Q22, Despegar generated $29.2 million in cash from operating activities compared with cash generation of $0.5 million in 4Q21 and use of cash of $7.2 million in 1Q21 and $6.0 million in 1Q19.

Cash generated from operating activities this quarter amounted to $29.2, which comprised Adjusted EBITDA of $6.8 million and $22 million of negative working capital.

Cash and cash equivalents, including restricted cash, increased $6.5 million QoQ to $285.8 million, as of March 31, 2022. Aggregate Net Operational Short-term Obligations were $220.4 million, increasing 11% on a QoQ basis.

Subsequent Events

On May 6, 2022, the Company agreed to acquire TVLX Viagens e Turismo S.A (“Viajanet”), an online travel agency in Brazil, for a total consideration of approximately US$15 million and subject to customary closing conditions. 60% of the purchase price is payable at closing, 20% within the next 24 months, and the remaining 20% within the next 36 months.

During 2019, Viajanet recorded audited revenues and EBITDA of approximately US$30 million and US$0.6 million, respectively.

Argentina Considered Hyperinflationary Economy

As of July 1, 2018, as a result of a three-year cumulative inflation rate greater than 100% and following the guidance of ASC 830, the U.S. dollar became the functional currency of the Company’s Argentine subsidiary. This change in functional currency is being recognized prospectively in the financial statements. As a result, starting 3Q18 the impact of any change in currency exchange rate on the Company’s balance sheet accounts is reported in the net financial income/(expense) line of the income statement instead of other comprehensive income.

Non-GAAP Financial Information

This earnings release includes certain references to Adjusted EBITDA, a non-GAAP financial measure. For the year ended December 31, 2020, Despegar changed the calculation of Adjusted EBITDA reported to the chief operating decision maker to exclude restructuring charges and acquisition costs.

Despegar has calculated Adjusted EBITDA as net loss for the quarter exclusive of financial income/(expense), income tax, depreciation and amortization, impairment charges, stock-based compensation expense, restructuring charges and acquisition transaction costs. Adjusted EBITDA is not prepared in accordance with U.S. GAAP. Accordingly, you are cautioned not to place undue reliance on this information and should note that Adjusted EBITDA, as calculated by us, may differ materially from similarly titled measures reported by other companies, including our competitors.

1Q22 Earnings Conference Call

When:	10:00 a.m. Eastern time, May 19, 2021

Who:	Mr. Damián Scokin, Chief Executive Officer
Mr. Alberto López-Gaffney, Chief Financial Officer
Ms. Natalia Nirenberg, Investor Relations

Dial-in:	1-646-904-5544 (U.S. domestic); 1-929-526-1599 (International)

Access Code: 486708

Pre-Register: You may pre-register at any time: click here. Callers who pre-register will be given a unique PIN to gain immediate access to the call and bypass the live operator.

Webcast: CLICK HERE

Definitions and concepts

In 1Q22

Adjusted EBITDA: is calculated as net income/(loss) exclusive of financial income/(expense), income tax, depreciation and amortization, impairment charges, stock-based compensation expense, restructuring charges and acquisition transaction costs.

Aggregate Net Operational Short-term Obligations: consists of travel accounts payable plus related party payables, accounts payable and accrued expenses, minus trade accounts receivable net of credit expected loss and related party receivable.

Average Selling Price (“ASP”): reflects Gross Bookings divided by the total number of Transactions.

Gross Bookings: Gross Bookings is an operating measure that represents the aggregate purchase price of all travel products booked by the Company’s customers through its platform during a given period. The Company generates substantially all of its revenue from commissions and other incentive payments paid by its suppliers and service fees paid by its customers for transactions through its platform, and, as a result, it monitors Gross Bookings as an important indicator of its ability to generate revenue.

Extraordinary Charges: extraordinary events that lead to further non regular expenses, such as: i) Extraordinary Cancellations; ii) extraordinary restructuring charges and bad debt provisions for airlines that have entered into Chapter 11, among others. As of 1Q22, Extraordinary Charges also include costs generated from the operation of Best Day.

Foreign Exchange (“FX”) Neutral calculated by using the average monthly exchange rate of each month of the quarter and applying it to the corresponding months in the current year, so as to calculate what the results would have been had exchange rates remained constant. These calculations do not include any other macroeconomic effect such as local currency inflation effects.

Transactions: The number of Transactions for a period is an operating measure that represents the total number of customer orders completed on Despegar’s platforms in such period. The number of Transactions is an important metric because it is an indicator of the level of engagement with the Company’s customers and the scale of its business from period to period but, unlike Gross Bookings, the number of Transactions is independent of the average selling price of each transaction, which can be influenced by fluctuations in currency exchange rates among other factors.

Reporting Business Segments: The Company’s business is organized into two segments: (1) Air, which primarily consists of facilitation services for the sale of airline tickets on a stand-alone basis and excludes airline tickets that are packaged with other non-airline flight products, and (2) Packages, Hotels and Other Travel Products, which primarily consists of facilitation services for the sale of travel packages (which can include airline tickets and hotel rooms), as well as stand-alone sales of hotel rooms (including vacation rentals), car rentals, bus tickets, cruise tickets, travel insurance and destination services. Both segments also include sale of advertisements and, to a lesser extent, incentives earned from suppliers and interest revenue.

Revenue: The Company reports its revenue on a net basis for the majority of its transactions, deducting cancellations and amounts collected as sales taxes. The Company presents its revenue on a gross basis for some transactions when it pre-purchases flight seats. These transactions have been limited to date. Despegar derives substantially all of its revenue from commissions and incentive fees paid by its travel suppliers and service fees paid by the travelers for transactions through its platform. To a lesser extent, Despegar also derives revenue from advertising and other sources (i.e. destination services, loyalty and interest revenue).

Revenue Margin: calculated as revenue divided by Gross Bookings.

Seasonality: Despegar’s financial results experience fluctuations due to seasonal variations in demand for travel services. Despegar’s most significant market, Brazil, and the rest of South America where Despegar operates, are located in the Southern hemisphere where summer runs from December 1 to February 28 and winter runs from June 1 to August 31. Despegar’s most significant market in the Northern hemisphere is Mexico where summer runs from June 1 to August 31 and winter runs from December 1 to February 28. Accordingly, traditional leisure travel bookings in the Southern hemisphere are generally the highest in the third and fourth quarters of the year as travelers plan and book their winter and summer holiday travel. The number of bookings typically decreases in the first quarter of the year. In the Northern hemisphere, bookings are generally the highest in the first three quarters as travelers plan and book their spring, summer and winter holiday travel. The seasonal revenue impact is exacerbated with respect to income by the nature of variable cost of revenue and direct sales and marketing costs, which is typically realized in closer alignment to booking volumes, and the more stable nature of fixed costs.

Structural Costs: Structural Costs represents management’s estimations of the fixed portion of the Company’s cost of revenue and operating expenses, which includes call center fees (included in cost of revenue), plus the fixed portion of selling and marketing expenses (i.e. primarily personnel expenses), general and administrative expenses, and technology and product development expenses. Structural Costs does not include stock-based compensation, depreciation and amortization, netting of capitalized IT and impairment charges. The estimates above do not include any costs that the Company may incur in connection with acquisitions, nor any extraordinary items related to the Company’s reorganization.

About Despegar.com

Despegar is the leading online travel company in Latin America. For over two decades, it has revolutionized the tourism industry through technology. With its continuous commitment to the development of the sector, Despegar today is comprised of a consolidated Group that includes Best Day, Viajes Falabella and Koin, (the Company’s fintech business) in turn becoming one of the most relevant companies in the region and able to offer a tailor-made experience for more than 29 million customers.

Despegar operates in 20 countries in the region, accompanying Latin Americans from the moment they dream of traveling until they share their memories. With the purpose of improving people's lives and transforming the shopping experience, it has developed alternative payment methods and financing, democratizing access to consumption and bringing Latin Americans closer to their next travel experience. Despegar is traded on the New York Stock Exchange (NYSE: DESP). For more information, please visit www.despegar.com.

About This Press Release

This press release does not contain sufficient information to constitute a complete set of interim financial statements in accordance with U.S. GAAP. The financial information is this earnings release has not been audited.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We base these forward-looking statements on our current beliefs, expectations and projections about future events and financial trends affecting our business and our market. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements. Forward-looking statements are not guarantees of future performance. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly or to revise any forward-looking statements. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this press release. The words “believe,” “may,” “should,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “will,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, capital expenditures, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. In particular, the COVID-19 pandemic, and governments’ extraordinary measures to limit the spread of the virus, are disrupting the global economy and the travel industry, and consequently adversely affecting our business, results of operation and cash flows and, as conditions are uncertain and changing rapidly, it is difficult to predict the full extent of the impact that the pandemic will have or when travel will resume at pre-pandemic levels. Considering these limitations, you should not make any investment decision in reliance on forward-looking statements contained in this press release.

-- Financial Tables Follow --

Unaudited Consolidated Statements of Operations for the three-month periods ended March 31, 2022 and 2021 (in thousands U.S. dollars, except as noted)

Profit & Loss Statement

	1Q22	1Q21	% Chg
Revenue	112,414	51,850	117%
Cost of revenue	38,059	29,610	29%
Gross profit	74,355	22,240	234%
Operating expenses
Selling and marketing	30,517	15,382	98%
General and administrative	28,010	20,630	36%
Technology and product development	20,735	17,460	19%
Impairment of long-lived assets	-	5,106	n.m.
Total operating expenses	79,262	58,578	35%

Equity Income / (Loss)	117	376	n.m.
Operating (loss) / income	(4,790)	(35,962)	n.m.
Net financial income (expense)	(7,035)	(1,309)	n.m.
Net (loss) / income before income taxes	(11,825)	(37,271)	n.m.
Income tax (benefit) / expense	19,093	292	n.m.
Net (loss) / income	(30,918)	(37,563)	n.m.
Net (income) / loss attributable to non controlling interest	-	180	n.m.
Net income (loss) attributable to Despegar.com, Corp	(30,918)	(37,383)	n.m.

1. In thousands

Key Financial & Operating Trended Metrics (in thousands U.S. dollars, except as noted)

	2Q20	3Q20	4Q20	1Q21	2Q21	3Q21	4Q21	1Q22
FINANCIAL RESULTS
Revenue	($9,734)	$11,740	$53,246	$51,850	$63,069	$83,368	$124,556	$112,414
Revenue Recognition Adjustment
Cost of revenue	13,801	12,390	25,832	29,610	35,838	40,698	50,857	38,059
Gross profit	(23,535)	(650)	27,414	22,240	27,231	42,670	73,699	74,355
Operating expenses
Selling and marketing	6,848	5,299	13,160	15,382	19,188	26,138	34,582	30,517
General and administrative	24,391	22,818	29,490	20,630	25,287	19,416	21,597	28,010
Technology and product development	18,415	14,322	17,152	17,460	18,344	19,432	19,508	20,735
Impairment of long-lived assets	1,324	-	593	5,106	-	-	-	-
Total operating expenses	50,978	42,439	60,395	58,578	62,819	64,986	75,687	79,262

Equity Income / (Loss)			(2,059)	376	(348)	(29)	343	117
Operating income	(74,513)	(43,089)	(35,040)	(35,962)	(35,936)	(22,345)	(1,645)	(4,790)
Net financial income (expense)	9,428	(4,484)	(2,095)	(1,309)	(1,835)	(3,254)	(3,809)	(7,035)
Net income before income taxes	(65,085)	(47,573)	(37,135)	(37,271)	(37,771)	(25,599)	(5,454)	(11,825)
Adj. Net Income tax expense	(8,011)	(5,838)	(8,298)	292	(6,413)	(1,654)	7,545	19,093
Income tax expense	(8,011)	(5,838)	(8,298)	292	(6,413)	(1,654)	7,545	19,093
Adjustment
Net income /(loss)	(57,074)	(41,735)	(28,837)	(37,563)	(31,358)	(23,945)	(12,999)	(30,918)
Net (income) / loss attributable to non controlling interest		$69	$213	$180	$258	$273	$526	–
Net income (loss) attributable to Despegar.com, Corp	(57,074)	(41,666)	(28,624)	(37,383)	(31,100)	(23,672)	(12,473)	(30,918)
Adjusted EBITDA	($57,444)	($31,246)	($19,261)	($20,024)	($22,256)	($10,345)	$9,002	$6,799

Net income/ (loss)	($57,074)	($41,735)	($28,837)	($37,563)	($31,358)	($23,945)	($12,999)	($30,918)
Add (deduct):
Financial expense, net	(9,428)	4,484	2,095	1,309	1,835	3,254	3,809	7,035
Income tax expense	(8,011)	(5,838)	(8,298)	292	(6,413)	(1,654)	7,545	19,093
Depreciation expense	1,782	2,597	1,751	1,569	1,401	2,451	1,497	1,672
Amortization of intangible assets	5,501	4,370	6,889	7,095	6,827	6,457	6,909	6,584
Share-based compensation expense	113	2,427	2,598	2,149	5,444	3,092	2,241	3,333
Impairment of long-lived assets	1,324	–	593	5,106	–	–	–	–
Restructuring charges	7,249	1,949	2,413	19	8	–	–	–
Acquisition transaction costs	1,100	500	1,535	–	–	–	–	–
Adjusted EBITDA	($57,444)	($31,246)	($19,261)	($20,024)	($22,256)	($10,345)	$9,002	$6,799

Unaudited Consolidated Balance Sheet as of March 31, 2022 and December 31, 2021 (in thousands U.S. dollars, except as noted)

	As of March 31, 2022	As of December 31, 2021
ASSETS
Current assets
Cash and cash equivalents	235,175	246,078
Restricted cash and cash equivalents	50,589	33,145
Short Term Investments	–	–
Accounts receivable, net of allowances	127,120	136,843
Related party receivable	15,857	20,172
Other current assets and prepaid expenses	33,614	50,803
Total current assets	462,355	487,041
Non-current assets
Other Assets	63,426	82,406
Restricted cash and cash equivalents	–	–
Right of use	26,649	27,240
Property and equipment net	17,234	17,285
Intangible assets, net	85,873	85,723
Goodwill	128,094	122,426
Total non-current assets	321,276	335,080
TOTAL ASSETS	783,631	822,121
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable and accrued expenses	49,938	51,577
Travel suppliers payable	278,678	263,530
Related party payable	35,115	34,772
Loans and other financial liabilities	11,206	16,283
Deferred Revenue	16,924	13,556
Other liabilities	69,443	79,014
Contingent liabilities	11,746	9,156
Lease liabilities	6,860	6,938
Total current liabilities	479,910	474,826
Non-current liabilities
Other liabilities	35,661	38,545
Contingent liabilities	25,128	25,281
Long term debt	11,508	10,400
Lease liabilities	20,294	20,937
Related party liability	125,000	125,000
Total non-current liabilities	217,591	220,163
TOTAL LIABILITIES	697,501	694,989

Series A non-convertible preferred shares	100,879	109,565
Series B convertible preferred shares	46,700	46,700
Redeemable non-controlling interest	–	2,596
Mezzanine Equity	147,579	158,861

SHAREHOLDERS’ EQUITY (DEFICIT)
Common stock	280,298	279,932
Additional paid-in capital	349,334	350,200
Other reserves	(728)	(728)
Accumulated other comprehensive income	(16,368)	(18,065)
Accumulated losses	(605,718)	(574,801)
Treasury Stock	(68,267)	(68,267)
Total Shareholders' Equity Attributable / (Deficit) to Despegar.com Corp	(61,449)	(31,729)
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	783,631	822,121

Unaudited Statements of Cash Flows for the three-month periods ended March 31, 2022 and 2021 (in thousands U.S. dollars, except as noted)

	3 months ended March 31,
	2022	2021
Cash flows from operating activities
Net income / (loss)	($30,918)	($37,563)
Adjustments to reconcile net income to net cash flow from operating activities
Net loss attributable to redeemable non-controlling interest	–	$180
Unrealized foreign currency translation losses	$6,723	$3,914
Depreciation expense	$1,672	$1,569
Amortization of intangible assets	$6,584	$7,095
Impairment of long-lived assets	–	$5,106
Disposals of property and equipment	–	$12
Earnout	$175	$329
Indemnity	($175)	($329)
Investments in other subsidiaries	($117)	($752)
Stock based compensation expense	$3,333	$2,149
Amortization of Right of use	$1,886	$1,026
Interest and penalties	$565	($384)
Income taxes	$16,684	($1,309)
Allowance for doubtful accounts	$4,487	$482
Breakage related to loyalty programs	–	–
Provision for contingencies	$6,376	$4,353
Changes in assets and liabilities, net of non-cash transactions
(Increase) / Decrease in accounts receivable net of allowances	$17,047	$22,339
(Increase) / Decrease in related party receivables	$4,389	$5
(Increase) / Decrease in other assets and prepaid expenses	$38,187	($4,152)
Increase / (Decrease) in accounts payable and accrued expenses	($4,257)	$5,281
Increase / (Decrease) in travel suppliers payable	($2,786)	($21,519)
Increase / (Decrease) in other liabilities	($33,564)	$7,786
Increase / (Decrease) in contingencies	($6,204)	($1,515)
Increase / (Decrease) in related party liabilities	($1,277)	($488)
Increase / (Decrease) in lease liability	($2,071)	($1,070)
Increase / (Decrease) in deferred revenue	2,478	265
Net cash flows provided by / (used in) operating activities	29,217	(7,190)
Cash flows from investing activities
(Increase)/ Decrease in short term investments	–	1
Payment for acquired businesses, net of cash acquired	(1,200)	–
Acquisition of property and equipment	(1,057)	(579)
Increase of intangible assets including internal-use software and website development	(7,098)	(4,064)
(Increase) / Decrease in restricted cash and cash equivalents	–	–
Net cash flows used in investing activities	(9,355)	(4,642)
Cash flows from financing activities
Net (decrease) / increase of short term debt	(6,048)	(1,758)
Increase in long-term debt	1,464	88
Decrease in long-term debt	(1,949)	(459)
Payment of dividends to stockholders	(15,838)	(8,466)
Capital Contributions	86	640
Issuance of cost from private investment	–	(170)
Collect on debenture issuance by securitization program	605	–
Net cash flows provided by financing activities	(21,680)	(10,125)
Effect of exchange rate changes on cash and cash equivalents	8,359	(2,788)
Net increase / (decrease) in cash and cash equivalents	6,541	(24,745)
Cash and cash equivalents as of beginning of the period	279,223	350,485
Cash and cash equivalents as of end of the period	285,764	325,740

Use of Non-GAAP Financial Measures

This earnings release includes certain references to Adjusted EBITDA and non-GAAP financial measures. The Company defines:

Adjusted EBITDA is calculated as net income/(loss) exclusive of financial income/(expense), income tax, depreciation and amortization, impairment charges, stock-based compensation expense, restructuring charges and acquisition transaction costs.

Adjusted EBITDA is not a measure recognized under U.S. GAAP. Accordingly, readers are cautioned not to place undue reliance on this information and should note that these measures as calculated by the Company, differ materially from similarly titled measures reported by other companies, including its competitors.

Adjusted EBITDA excluding Extraordinary Charges: is Adjusted EBITDA as defined before excluding the impact of Extraordinary Charges

Earnings per share (EPS) excluding Extraordinary Charges is calculated dividing Net Income/Loss excluding the impact of Extraordinary Charges by weighted average shares outstanding (WASO).

To supplement its consolidated financial statements presented in accordance with U.S. GAAP, the Company presents foreign exchange (“FX”) neutral measures.

This non-GAAP measure should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP and may be different from non-GAAP measures used by other companies. In addition, this non-GAAP measure is not based on any comprehensive set of accounting rules or principles. Non-GAAP measures have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with U.S. GAAP. This non-GAAP financial measure should only be used to evaluate our results of operations in conjunction with the most comparable U.S. GAAP financial measures.

Reconciliation of this non-GAAP financial measure to the most comparable U.S. GAAP financial measures can be found in the tables included in this quarterly earnings release.

The Company believes that reconciliation of FX neutral measures to the most directly comparable GAAP measure provides investors an overall understanding of our current financial performance and its prospects for the future. Specifically, we believe this non-GAAP measure provide useful information to both management and investors by excluding the foreign currency exchange rate impact that may not be indicative of our core operating results and business outlook.

The FX neutral measures were calculated by using the average monthly exchange rates for each month during 2020 and applying them to the corresponding months in 2021, so as to calculate what results would have been had exchange rates remained stable from one year to the next. The table below excludes intercompany allocation FX effects. Finally, this measure does not include any other macroeconomic effect such as local currency inflation effects, the impact on impairment calculations or any price adjustment to compensate local currency inflation or devaluations.

The following table sets forth the FX neutral measures related to Despegar’s reported results of the operations for the three-month periods ended December 31, 2021 and 2020

Geographical Breakdown of Select Operating and Financial Metrics
(In millions, except as noted)
1Q22 vs. 1Q21 - As Reported

	Brazil			Mexico			Rest of Latin America			Total
	1Q22	1Q21	% Chg.	1Q22	1Q21	% Chg.	1Q22	1Q21	% Chg.	1Q22	1Q21	% Chg.
Transactions ('000)	664	472	41%	377	342	10%	914	415	120%	1,955.1	1,228	59%
Gross Bookings	247	104	137%	177	125	41%	380	140	171%	804	369	118%
ASP ($)	372	221	68%	469	366	28%	416	338	23%	411	301	37%
Revenues										112	52	117%
Gross Profit										74	22	234%
1Q22 vs. 1Q21 - FX Neutral Basis

	Brazil			Mexico			Rest of Latin America			Total
	1Q22	1Q21	% Chg.	1Q22	1Q21	% Chg.	1Q22	1Q21	% Chg.	1Q22	1Q21	% Chg.
Transactions ('000)	664	472	41%	377	342	10%	914	415	120%	1,955.1	1,228	59%
Gross Bookings	235	104	125%	178	125	42%	425	140	204%	838	369	127%
ASP ($)	353	221	60%	472	366	29%	465	338	38%	428	301	43%
Revenues										118	52	127%
Gross Profit										78	22	253%

Contacts

IR
Natalia Nirenberg
Investor Relations
Phone: (+54911) 26684490
E-mail: natalia.nirenberg@despegar.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DESPEGAR.COM, CORP.

By: /s/ Mariano Scagliarini
Name: Mariano Scagliarini
Title: General Counsel

Date: May 19, 2022